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                                                                      EXHIBIT 12

                                   AVNET, INC.
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES


                                                              Fiscal year ended                          Nine months ended
                                ----------------------------------------------------------------      ----------------------
                                 June 30,      June 28,      June 27,     June 26,       July 2,       April 2,      Mar. 31,
                                  1995          1996          1997         1998(1)       1999(2)       1999(3)       2000(4)
                                  ----          ----          ----         -------       -------       -------       -------
                                                               (Dollar amounts in thousands)
Income before
  income taxes ...........      $243,374      $325,039      $313,419      $267,346      $375,291      $119,670      $139,724
Add fixed charges ........        31,473        33,441        33,766        48,982        61,768        46,645        62,952
                                --------      --------      --------      --------      --------      --------      --------
Income as adjusted .......      $274,847      $358,480      $347,185      $316,328      $437,059      $166,315      $202,676
                                ========      ========      ========      ========      ========      ========      ========
Fixed charges:
  Interest on indebtedness      $ 23,175      $ 25,916      $ 26,076      $ 39,988      $ 52,096      $ 39,468      $ 54,229
  Amortization of
    debt expense .........           324           149           165           252           449           324           715
  Rents:
   Portion of rents
     representative of the
     interest factor .....         7,974         7,376         7,525         8,742         9,223         6,853         8,008
                                --------      --------      --------      --------      --------      --------      --------
Total fixed charges ......      $ 31,473      $ 33,441      $ 33,766      $ 48,982      $ 61,768      $ 46,645      $ 62,952
                                ========      ========      ========      ========      ========      ========      ========
Ratio of earnings to
 fixed charges ...........           8.7          10.7          10.3           6.5           7.1           3.6           3.2
                                ========      ========      ========      ========      ========      ========      ========

Notes:

(1) Income before income taxes for the fiscal year ended June 26, 1998, includes (a) the gain on the sale of Channel Master amounting to $33.8 million, (b) costs relating to the divestiture of Avnet Industrial, the closure of Avnet's corporate headquarters in Great Neck, New York, and the loss on the sale of Avnet-owned real estate, amounting to $13.3 million in the aggregate, and (c) incremental special charges associated principally with the reorganization of Avnet's Electronic Marketing group amounting to $35.4 million. Had such one-time items (amounting to $14.9 million pre-tax, net) not been included, the ratio of earnings to fixed charges for the year ended June 26, 1998 would have been 6.8 on a pro forma basis.

(2) Income before income taxes for the fiscal year ended July 2, 1999, includes (a) incremental special charges associated primarily with the reorganization of the European portion of Avnet's Electronics Marketing group, amounting to $26.5 million, and (b) the net gain from the sale of Allied Electronics amounting to $252.3 million, offset in part by charges of $42.8 million recorded in connection with the intended disposition of the Avnet Setron catalog operation in Germany. Had such one-time items (amounting to $183.0 million pre-tax, net) not been included, the ratio of earnings to fixed charges for the year ended July 2, 1999 would have been 4.1 on a pro forma basis.

(3) Income before income taxes for the nine months ended April 2, 1999, includes incremental special charges amounting to $26.5 million associated primarily with the reorganization of the European operations of Avnet's Electronics Marketing group. Had such one-time
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         charges not been included, the ratio of earnings to fixed charges for the nine months ended April 2, 1999 would have been 4.1 on a pro forma basis.

(4) Income before income taxes for the nine months ended March 31, 2000 includes incremental special charges associated with (a) the reorganization and consolidation of Avnet's Electronics Marketing European operations and warehouse amounting to $9.2 million, (b) the integration of Marshall Industries amounting to $18.4 million, (c) the reorganization of Avnet's Electronics Marketing Asian operations amounting to $5.4 million, (d) the costs incurred in connection with Avnet's lawsuit against Wyle Laboratories, Inc. amounting to $2.7 million, (e) the integration of Eurotronics B.V. and SEI Macro Group into Avnet's Electronics Marketing European operations amounting to $10.1 million, and (f) the integration of JBA Computer Solutions into Avnet's Computer Marketing North American operations amounting to $3.2 million. These incremental special charges, which total approximately $49.0 million pre-tax, were recorded during Avnet's first, second and third quarters of fiscal 2000 in the following amounts: $6.1 million, $28.1 million and $14.8 million, respectively. Had such one-time items not been included, the ratio of earnings to fixed charges for the nine months ended March 31, 2000 would have been 4.0 on a pro forma basis.